Exhibit 99.1

So-Young Reports Unaudited Second Quarter 2025 Financial Results

BEIJING, China, August 15, 2025 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights

•	Total revenues were RMB378.7 million (US$52.9 million1), compared with RMB407.4 million in the corresponding period of 2024. The aesthetic treatment services revenues were RMB144.4 million (US$20.2 million), compared with RMB27.4 million in the corresponding period of 2024, exceeding the high end of guidance.

•	Net loss attributable to So-Young International Inc. was RMB36.0 million (US$5.0 million), compared with net income attributable to So-Young International Inc. of RMB18.9 million in the same period of 2024.

•	Non-GAAP net loss attributable to So-Young International Inc.[2] was RMB30.5 million (US$4.3 million), compared with non-GAAP net income attributable to So-Young International Inc. of RMB22.2 million in the same period of 2024.

Second Quarter 2025 Operational Highlights

•	The aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB303.9 million, compared with RMB427.8 million in the same period of 2024.

•	Number of verified treatment visits to the branded aesthetic centers for the quarter reached over 67,400, compared with approximately 14,000 in the same period of 2024. The number of verified paid aesthetic treatments performed surpassed 154,500, compared with approximately 27,600 in the same period of 2024.

•	The number of active users, defined as those who visited branded aesthetic centers at least once during the 12-month period ended on June 30, 2025, exceeded 100,400, compared with approximately 16,000 users during the corresponding period in 2024.

•	As of June 30, 2025, So-Young had 29 fully operational branded aesthetic centers in nine major cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Chengdu, Wuhan, Chongqing and Changsha. Among them, 25 centers have achieved positive monthly operating cash flow. The following table shows the revenues generated by So-Young aesthetic centers, categorized by their phase of development:

Phase (The length of time since establishment)	Number of Centers	Revenue (RMB)	Average Revenue per Center (RMB)
Ramp-up (0-3 months)	9	23,554,000	2,617,000
Growth (4-12 months)	14	89,644,000	6,403,000
Maturity (over 12 months)	6	31,192,000	5,199,000

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.1636 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 30, 2025.

2 Non-GAAP net income/(loss) attributable to So-Young International Inc. is defined as net income/(loss) attributable to So-Young International Inc. excluding share-based compensation expenses attributable to So-Young International Inc. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•	The number of institutions So-Young served with supply chain solutions for injectables grew to over 1,600 as of June 30, 2025. Shipments of Elasty injectable products reached approximately 39,100 units in the second quarter of 2025, compared with 43,200 in the same period of 2024.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “During the second quarter, our branded aesthetic centers became the largest contributor to revenue for the first time, a significant milestone in our transformation strategy. With 29 aesthetic centers now in operation across China, we have solidified our position as the country’s leading light medical aesthetics brand. This achievement highlights the strength of our vertically integrated strategy and continued focus on offering standardized aesthetic services. Through ongoing operational enhancements, expanding portfolio of proprietary products, and brand-enhancing initiatives that deepen consumer engagement, we have substantially increased customer trust and loyalty. As we enter the next phase of growth, we are focused on further scaling our aesthetic center network and broadening our market presence, unlocking greater long-term value for customers, partners, and shareholders.”

Mr. Hui Zhao, Chief Financial Officer of So-Young, added, “In the second quarter, we saw further improvements in both the scale and quality of our aesthetic centers. With a target of operating 50 centers by year-end, our near-term financial results will continue to reflect ongoing investments to support the long-term sustainable growth and consolidate our market leading position.”

Second Quarter 2025 Financial Results

Revenues

Total revenues were RMB378.7 million (US$52.9 million), a decrease of 7.0% from RMB407.4 million in the same period of 2024. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Aesthetic treatment services[3] revenues were RMB144.4 million (US$20.2 million), an increase of 426.1% from RMB27.4 million in the same period of 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Information and reservation services revenues were RMB135.2 million (US$18.9 million), a decrease of 35.6% from RMB209.7 million in the same period of 2024. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Sales of medical products and maintenance services were RMB76.0 million (US$10.6 million), a decrease of 28.1% from RMB105.8 million in the same period of 2024, primarily due to a decrease in the order volume of medical products.

3 Since the second quarter of 2025, in light of the better monitoring business development of branded aesthetic centers, the previous line item information services and others was separated into three line items, which are aesthetic treatment services, information services and other services. And the Company grouped the revenue generated from information services and reservation services, which is renamed as information and reservation services.

The revenue generated from aesthetic treatment services was previously reported in line item of information services and others. The revenue generated from information and reservation services and other services for the second quarter of 2024 have also been retrospectively updated. The amount reclassified from previous line item information services and others to aesthetic treatment services and information and reservation services is RMB27.4 million and RMB187.4 million for the second quarter of 2024, respectively.

•	Other services revenues were RMB23.2 million (US$3.2 million), a decrease of 64.0% from RMB64.4 million in the same period of 2024, primarily due to a decrease in So-Young Prime.

Cost of Revenues

Cost of revenues was RMB184.6 million (US$25.8 million), an increase of 19.0% from RMB155.1 million in the second quarter of 2024. The increase was primarily due to business expansion of the branded aesthetic centers. Cost of revenues included share-based compensation expenses of RMB0.1 million (US$0.0 million), compared with RMB0.2 million in the corresponding period of 2024.

•	Cost of aesthetic treatment services were RMB109.4 million (US$15.3 million), an increase of 405.5% from RMB21.6 million in the second quarter of 2024. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Cost of information and reservation services[4] were RMB16.7 million (US$2.3 million), a decrease of 47.4% from RMB31.7 million in the second quarter of 2024. The decrease was in line with the decrease in revenue generated from information and reservation services.

•	Cost of medical products sold and maintenance services were RMB39.5 million (US$5.5 million), a decrease of 25.8% from RMB53.2 million in the second quarter of 2024. The decrease was primarily due to a decrease in costs associated with the sales of medical products.

•	Cost of other services were RMB19.0 million (US$2.7 million), a decrease of 60.8% from RMB48.5 million in the second quarter of 2024. The decrease was primarily due to a decrease in costs associated with So-Young Prime.

Operating Expenses

Total operating expenses were RMB241.3 million (US$33.7 million), a decrease of 1.8% from RMB245.6 million in the second quarter of 2024.

•	Sales and marketing expenses were RMB131.3 million (US$18.3 million), a decrease of 0.7% from RMB132.3 million in the second quarter of 2024. The decrease was primarily attributable to the decrease of payroll cost. Sales and marketing expenses included share-based compensation expenses of RMB0.6 million (US$0.1 million) in the second quarter of 2025, compared with RMB0.2 million in the corresponding period of 2024.

•	General and administrative expenses were RMB78.8 million (US$11.0 million), an increase of 11.3% from RMB70.8 million in the second quarter of 2024. The increase was primarily due to an increase in payroll costs associated with the expansion of administrative employees to support our business upgrade and new strategic businesses. General and administrative expenses included share-based compensation expenses of RMB4.3 million (US$0.6 million) in the second quarter of 2025, compared with RMB2.0 million in the corresponding period of 2024.

•	Research and development expenses were RMB31.2 million (US$4.4 million), a decrease of 26.6% from RMB42.5 million in the second quarter of 2024. The decrease was primarily attributable to improvements in staff efficiency. Research and development expenses included share-based compensation expenses of RMB0.5 million (US$0.1 million) in the second quarter of 2025, compared with RMB0.8 million in the corresponding period of 2024.

4 Since the second quarter of 2025, the previous line item cost of services and others was separated into three line items, which are cost of aesthetic treatment services, cost of information and reservation services and cost of other services. Cost of aesthetic treatment services primarily consists of expenditures relating to aesthetic treatment services in branded aesthetic centers, cost of information and reservation services primarily consists of expenditures relating to operation of platform business, and the remaining cost of services and others is reclassified into cost of other services. The cost of aesthetic treatment services, cost of information and reservation services and cost of other services for the second quarter of 2024 have also been retrospectively reclassified.

Income Tax (Expenses)/Benefits

Income tax expenses were RMB1.9 million (US$0.3 million), compared with income tax benefits of RMB2.6 million in the same period of 2024.

Net (Loss)/Income Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB36.0 million (US$5.0 million), compared with a net income attributable to So-Young International Inc. of RMB18.9 million in the second quarter of 2024.

Non-GAAP Net (Loss)/Income Attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, was RMB30.5 million (US$4.3 million), compared with RMB22.2 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2024.

Basic and Diluted (Loss)/Earnings per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.35 (US$0.05) and RMB0.35 (US$0.05), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.18 and RMB0.18, respectively, in the same period of 2024.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of June 30, 2025, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB998.6 million (US$139.4 million), compared with RMB1,253.2 million as of December 31, 2024.

Business Outlook

For the third quarter of 2025, So-Young expects aesthetic treatment services revenues to be between RMB150.0 million (US$20.9 million) and RMB170.0 million (US$23.7 million), representing a 230.5% to 274.6% increase from the same period in 2024. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income/(loss) attributable to So-Young International Inc. by excluding share-based compensation expenses from income/(loss) from operations and net income/(loss) attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Friday, August 15, 2025, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China:	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, August 22, 2025. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	1137391

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company provides access to aesthetic treatments through its online platform and branded aesthetic centers, offering curated treatment information, facilitating online reservations, delivering high-quality treatments, and developing, producing and distributing optoelectronic medical equipment and injectable products. With its strong brand recognition, digital reach, affordable treatments and efficient supply chain, So-Young is well-positioned to serve its audience over the long term and grow along the medical aesthetic value chain.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Ms. Charlie Chi

Phone: +86-10-5900-1548

E-mail: charlie.chi@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	587,749	380,907	53,173
Restricted cash and term deposits	66,367	84,996	11,865
Trade receivables	98,774	78,199	10,916
Inventories	151,754	242,415	33,840
Receivables from online payment platforms	24,255	23,218	3,241
Amounts due from related parties	1,218	2,620	366
Term deposits and short-term investments	599,041	532,696	74,361
Prepayment and other current assets	195,202	250,557	34,976
Total current assets	1,724,360	1,595,608	222,738
Non-current assets:
Long-term investments	280,281	277,642	38,757
Intangible assets	126,615	126,561	17,667
Goodwill	684	684	95
Property and equipment, net	155,352	196,252	27,396
Deferred tax assets	84,950	83,805	11,699
Operating lease right-of-use assets	162,764	196,677	27,455
Other non-current assets	200,152	172,937	24,141
Total non-current assets	1,010,798	1,054,558	147,210
Total assets	2,735,158	2,650,166	369,948

Liabilities
Current liabilities:
Short-term borrowings	69,771	59,801	8,348
Taxes payable	61,862	46,623	6,508
Contract liabilities	76,579	70,362	9,822
Salary and welfare payables	111,396	58,883	8,220
Amounts due to related parties	477	569	79
Accrued expenses and other current liabilities	265,216	330,237	46,101
Operating lease liabilities-current	44,905	58,649	8,187
Total current liabilities	630,206	625,124	87,265
Non-current liabilities:
Operating lease liabilities-non current	125,200	145,238	20,274
Deferred tax liabilities	19,758	17,973	2,509
Other non-current liabilities	1,264	1,736	242
Total non-current liabilities	146,222	164,947	23,025
Total liabilities	776,428	790,071	110,290

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

Shareholders’ equity:
Treasury stock	(376,690)	(391,944)	(54,713)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 77,897,969 and 65,659,510 shares issued and outstanding as of December 31, 2024, 78,328,240 and 64,400,914 shares issued and outstanding as of June 30, 2025, respectively)	253	254	35
Class B ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 12,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025)	37	37	5
Additional paid-in capital	3,069,799	3,057,951	426,873
Statutory reserves	40,552	40,552	5,661
Accumulated deficit	(926,390)	(995,567)	(138,976)
Accumulated other comprehensive income	31,560	27,977	3,905
Total So-Young International Inc. shareholders’ equity	1,839,121	1,739,260	242,790
Non-controlling interests	119,609	120,835	16,868
Total shareholders’ equity	1,958,730	1,860,095	259,658
Total liabilities and shareholders’ equity	2,735,158	2,650,166	369,948

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Aesthetic treatment services	27,444	144,390	20,156	42,615	243,217	33,952
Information and reservation services	209,734	135,172	18,869	386,109	256,797	35,847
Sales of medical products and maintenance services	105,808	76,036	10,614	192,278	131,626	18,374
Other services	64,394	23,150	3,232	104,660	44,378	6,195
Total revenues	407,380	378,748	52,871	725,662	676,018	94,368
Cost of revenues:
Cost of aesthetic treatment services	(21,637)	(109,370)	(15,267)	(34,032)	(189,634)	(26,472)
Cost of information and reservation services	(31,744)	(16,705)	(2,332)	(63,261)	(40,002)	(5,584)
Cost of medical products sold and maintenance services	(53,198)	(39,491)	(5,513)	(96,291)	(69,916)	(9,760)
Cost of other services	(48,472)	(18,992)	(2,651)	(78,782)	(36,421)	(5,084)
Total cost of revenues	(155,051)	(184,558)	(25,763)	(272,366)	(335,973)	(46,900)
Gross profit	252,329	194,190	27,108	453,296	340,045	47,468
Operating expenses:
Sales and marketing expenses	(132,308)	(131,333)	(18,333)	(245,564)	(229,209)	(31,996)
General and administrative expenses	(70,799)	(78,786)	(10,998)	(155,752)	(138,070)	(19,274)
Research and development expenses	(42,498)	(31,177)	(4,352)	(82,089)	(63,286)	(8,834)
Total operating expenses	(245,605)	(241,296)	(33,683)	(483,405)	(430,565)	(60,104)
Income/(Loss) from operations	6,724	(47,106)	(6,575)	(30,109)	(90,520)	(12,636)
Other income/(expenses):
Investment income, net	788	884	123	2,887	99	14
Interest income, net	11,718	7,948	1,109	24,031	14,973	2,090
Exchange gains	16	701	98	410	726	101
Share of losses of equity method investee	(3,733)	(1,012)	(141)	(7,729)	(3,454)	(482)
Others, net	2,039	5,663	791	5,319	10,497	1,465
Income/(Loss) before tax	17,552	(32,922)	(4,595)	(5,191)	(67,679)	(9,448)
Income tax benefits/(expenses)	2,571	(1,877)	(262)	5,128	(272)	(38)
Net income/(loss)	20,123	(34,799)	(4,857)	(63)	(67,951)	(9,486)
Net income attributable to noncontrolling interests	(1,182)	(1,240)	(173)	(2,236)	(1,226)	(171)
Net income/(loss) attributable to So-Young International Inc.	18,941	(36,039)	(5,030)	(2,299)	(69,177)	(9,657)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net earnings/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.24	(0.46)	(0.06)	(0.03)	(0.88)	(0.12)
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.24	(0.46)	(0.06)	(0.03)	(0.88)	(0.12)
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.18	(0.35)	(0.05)	(0.02)	(0.68)	(0.09)
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.18	(0.35)	(0.05)	(0.02)	(0.68)	(0.09)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	79,586,926	77,826,404	77,826,404	79,569,190	78,194,634	78,194,634
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	79,899,412	77,826,404	77,826,404	79,569,190	78,194,634	78,194,634

Share-based compensation expenses included in:
Cost of revenues	(229)	(124)	(17)	(174)	(154)	(21)
Sales and marketing expenses	(184)	(598)	(83)	(237)	(728)	(102)
General and administrative expenses	(2,015)	(4,286)	(598)	(26,468)	(5,690)	(794)
Research and development expenses	(817)	(487)	(68)	(1,660)	(580)	(81)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
GAAP income/(loss) from operations	6,724	(47,106)	(6,575)	(30,109)	(90,520)	(12,636)
Add back: Share-based compensation expenses	3,245	5,495	766	28,539	7,152	998
Non-GAAP income/(loss) from operations	9,969	(41,611)	(5,809)	(1,570)	(83,368)	(11,638)

GAAP net income/(loss) attributable to So-Young International Inc.	18,941	(36,039)	(5,030)	(2,299)	(69,177)	(9,657)
Add back: Share-based compensation expenses	3,245	5,495	766	28,539	7,152	998
Non-GAAP net income/(loss) attributable to So-Young International Inc.	22,186	(30,544)	(4,264)	26,240	(62,025)	(8,659)